Fortis Benefits Insurance Company

P.O. Box 64271

St. Paul, MN 55164

PRIMARY INSURED RIDER

(Annual Renewable Term Insurance)

This rider is part of your policy. It is subject to the provisions of the policy which apply to and aren’t inconsistent with the provisions of this rider. It is an annually renewable term rider. The effective date of this rider is also shown in the policy schedule. There is no policy value under this rider.

Primary Insured

The Primary Insured is the person whose life is insured by this rider and the base policy.

Face Amount

The face amount is the amount of the death benefit provided by this rider. The face amount for this rider is shown on the policy schedule.

The ratio of the rider face amount to the base policy face amount may not be more than the Maximum Rider Ratio shown in the policy schedule. If the base policy face amount is decreased, then the rider face amount will be decreased, if necessary, so that the Maximum Rider Ratio is not exceeded.

Rider Benefit

If we receive proof satisfactory to us that the Primary Insured died while this rider was in force, we will pay a death benefit to the beneficiary of the policy. The death benefit will be the rider face amount in force as of the date of death of the Primary Insured.

Cost of Rider Benefits

The cost of this rider’s benefit is the face amount divided by 1,000, times the monthly cost of insurance rate. The rates are based on the sex, issue age, duration and risk class of the Primary Insured. Monthly cost of insurance rates may be changed by us from time to time. A change in the cost of insurance rates will apply to all persons of the same sex, issue age, duration and risk class. The Guaranteed Maximum Monthly Cost of Insurance Rates are shown in the Rider Cost of Insurance Rates Table.

Disability Waiver

If monthly deductions on the policy are waived under the terms of any disability benefit rider, the charges for this rider will also be waived.

Exchange Privilege

For the purposes of this rider, the term “exchange” will refer to an amount of coverage being terminated under this rider and added to the base policy as a face amount increase.

You may exchange all or part of the coverage under this rider subject to the limits set out below. Partial exchanges must be for at least $25,000 and are allowed only on the policy anniversary. Exchanges do not require evidence of insurability. The face amount increase in exchange for rider coverage will be at the same risk classification as the Primary Insured at issue.

Coverage may be exchanged only:

(1)   while this rider and the base policy are in force; and

(2)   before the later of the Primary Insured’s age 65, or the end of the fifth policy year.

Application for exchange must be made by written request while the Primary Insured is living.

Termination

Coverage under this rider will terminate on the earliest of the following:

(1)   the monthly anniversary date on or next following receipt of your written request for coverage to end;

(2)   the date the policy terminates for reasons other than the Primary Insured’s death; or

(3)   the date of the full exchange of coverage as provided in this rider.

Unless terminated for some other reason, the coverage provided by this rider will terminate on the expiry date shown on the policy schedule.

Reinstatement

If the policy and this rider lapse as provided in the policy’s Grace Period provision, this rider may be reinstated within five years of the date of lapse if:

(1)   this rider was in effect when the policy lapsed;

(2)   the policy is reinstated;

(3)   the reinstatement date is not beyond the rider expiry date; and

(4)   the requirements stated below are met.

In order to reinstate coverage under this rider you must:

(1)   furnish satisfactory evidence of insurability for the Primary Insured;

(2)   pay a premium sufficient to keep this rider in force for at least two months from the reinstatement date; and

(3)   pay the monthly deductions that were not collected during the grace period.

The effective date of reinstatement will be the monthly anniversary date on or next following the date we approve the application for reinstatement.

Misstatement of Age or Sex

If the Primary Insured’s age or sex is misstated, the amount we will pay will be the amount that the last cost of insurance deductions would have purchased using the most recent cost of insurance rates and the correct attained age and sex.

Incontestable

This rider will be incontestable after it has been in force for two years from the effective date of this rider during lifetime of the Primary Insured.

Any reinstatement will be incontestable after that reinstatement has been in force for two years from its effective date during the lifetime of the Primary Insured. Any contest will then be based only on the information provided on the application for reinstatement.

Suicide

Suicide while sane or insane, within two years from the effective date of this rider, is not covered (one year in Colorado and North Dakota). In this event, our total liability under this rider will equal the rider costs for the Primary Insured’s coverage.

If the Primary Insured commits suicide while sane or insane within two years after the effective date of any reinstatement (one year in Colorado and North Dakota), our liability will equal the rider costs from the date of reinstatement.

Non Participating

This rider does not participate in our profits or surplus earnings.

We sign this rider at St. Paul, Minnesota, to take effect on the policy date unless a different date is shown on the policy schedule.

/s/ [ILLEGIBLE]	/s/ [ILLEGIBLE]
Senior Vice President	Senior Vice President